UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 25 April 2019
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

JOHANNESBURG. 25 April 2019:
Gold Fields Limited (NYSE & JSE: GFI) is pleased to provide an operational update for the quarter ended 31 March 2019. Detailed financial and operational results are provided on a six-
monthly basis i.e. at the end of June and December.

Key Statistics
United States Dollars
Quarter
Figures are in millions unless otherwise stated
March
2019
December
2018
March
2018
Gold produced attributable*
oz (000)
542
509
490
Tonnes milled/treated
000
8,879
8,571
8,372
Revenue US$/oz
1,298
1,212
1,316
Cost of sales before gold inventory change
and amortisation and depreciation
US$/tonne
41
43
43
All-in sustaining costs
US$/oz
963
1,016
955
Total all-in cost
US$/oz
1,080
1,213
1,150
Net debt
US$m
1,614
1,612
1,373
*Gold produced in this table is attributable and includes Gold Fields share of 45 per cent in Asanko.
All of the key statistics are managed figures.
All operations are wholly owned except for Tarkwa and Damang in Ghana (90.0 per cent), Cerro Corona in Peru (99.5 per cent) and Asanko JV (45 per cent equity share).
Gold produced (and sold) throughout this report includes copper gold equivalents of approximately 7 per cent of Group production.
Figures may not add as they are rounded independently.
STOCK DATA FOR THE THREE MONTHS ENDED 31 MARCH 2019
Number of shares in issue
NYSE – (GFI)
– at end March 2019
828,632,707
Range – Quarter
US$3.50 – US$4.36
– average for the quarter
824,395,610
Average Volume – Quarter
5,298,644 shares/day
Free Float
100 per cent
JSE LIMITED – (GFI)
ADR Ratio
1:1
Range – Quarter
ZAR47.99 – ZAR60.00
Bloomberg/Reuters
GFISJ/GFLJ.J
Average Volume – Quarter
2,721,357 shares/day

Gold Fields 2019 Operating Update March Quarter

Statement by Nick Holland,
Chief Executive Officer of Gold Fields
Setting Gold Fields up for the future
Over the past two years, Gold Fields has been focused on
reinvesting into the business, with 2019 expected to be the
inflection point as project capital decreases and the new projects start to contribute to the group. The key motivation behind the investment focus is to ensure that our portfolio of mines continues to generate cash sustainably into the foreseeable future, while at the same time lowering our costs and extending mine life.

Having spent total project capital in excess of US$500m over the past two years, primarily on Damang and Gruyere, Gold Fields is now well placed to maintain a production profile of approximately
2Moz a year at our international operations in Australia, Ghana and the Americas over the medium to long term. This is based on
current gold price levels, our attributable gold Mineral Reserves of
20Moz in these regions as well as our track record of Resource conversion and exploration activities.

The 2Moz milestone is expected to be reached for the first time in
2019 as Damang increases production; Gruyere is set to come into production and our Asanko joint venture (JV) in Ghana contributes for the full year. The longer-term future of this portfolio also looks positive as we continue to invest in near-mine exploration at our
Australian mines, while the Board has approved a maiden Mineral
Reserve and the technical components of the feasibility study for the high-grade, low-cost Salares Norte project in Chile. We will continue to advance this project to a build decision in mid-2020 with the approval of the Environmental Impact Assessment being a key variable.

The globalisation of our portfolio has also been evident in a gradual shift in our Mineral Reserve exposure. Until two years ago, just over
70% of our Reserves were held by South Deep. That profile has changed: of our total gold-equivalent Mineral Reserves of 50.9Moz in December 2018, 41% are now outside South Africa.

One of the key benefits of the reinvestment programme over the past two years is the expected reduction in Group All-in Costs
(AIC) to approximately US$900/oz by 2020/21, a level which we feel is required to be competitive on a global scale. As the quality of the portfolio improves and our cost profile starts to decline, we expect an improved free cash-flow (FCF) margin. For 2019,
therefore, we have adjusted our target to a FCF margin of 15% at a gold price of US$1,200/oz (previously US$1,300/oz).
Q1 2019 performance
Attributable equivalent gold production for the quarter was 11%
higher YoY (6% higher QoQ) at 542koz (production in Q1 2019
included 27koz attributable from the Asanko JV). All-in sustaining costs (AISC) were largely flat YoY (down 5% QoQ) at US$963/oz and all-in costs (AIC) were 6% lower YoY (11% lower QoQ) at
US$1,080/oz.

The average US$ gold price achieved in the quarter was 1% lower
YoY (7% higher QoQ) at US$1,298/oz. The average Australian
dollar for the quarter was A$0.71/US$ (10% weaker YoY and 1%
weaker QoQ), resulting in an A$ gold price of A$1,827/oz. The average South African rand for the quarter was R14.04/US$ (17%
weaker YoY and 2% stronger QoQ), resulting in a rand gold price of R590,314/kg.

Despite the project capital still being spent by the Group in Q1
2019, as well as the payment of the FY18 dividend during the quarter, the net debt balance was largely unchanged at
US$1,614m from US$1,612m at 31 December 2018.
Regional operational performance
The Australian region produced 229koz for the quarter, up 3% YoY
(up 4% QoQ), with AIC of A$1,598/oz (US$1,138/oz), up 46% YoY
(up 15% QoQ). The increase relates to the change in how Gruyere is accounted for, with the project now being included in the AIC for the region as it comes into production this year (previously it was just included in the Group numbers). Excluding Gruyere, AIC for the region was A$1,449/oz (US$1,031/oz) up 32% YoY (up 4%
QoQ).

Managed production, including our 45% share of Asanko, in
Ghana for Q1 2019 was 221koz, up 32% YoY (up 10% QoQ), with
AIC of US$983/oz, down 15% YoY (down 11% QoQ), as benefits
of the Damang reinvestment project started to materialise during the quarter. Gold equivalent production at Cerro Corona was up
12% YoY (18% lower QoQ) at 77koz, with AIC of US$677 per
equivalent ounce, flat YoY (up 4% QoQ).

Production at South Deep started to recover after a challenging Q4
2018 due to the protracted industrial action, with the mine
producing 34koz (1,069kg) which is tracking the mine’s plan for the year, despite the effects of the load curtailment implemented by
Eskom. Planned production for 2019 is H2 weighted due to higher grade corridors being accessed during this time. The rebooting of the mine post the strike last year, which ended on 18 December
2018, meant that most of January was devoted to making safe, reorientating the reduced workforce and recalibrating the
organisation to implement the revised mining plan following the previously announced restructuring. Momentum did however pick up in February and March and continued into April. South Deep continues to focus on a number of key enabling activities, with tangible progress being achieved at the end of the quarter and into
Q2 2019.
Update on projects
Damang
Damang continued its strong performance in Q1 2019. The mine produced 57koz at AIC of US$1,027/oz and AISC of US$633/oz, a
significant improvement from the 40koz produced in Q4 2018 at
AIC of US$1,601/oz and AISC US$937/oz. Project capital of
US$23m was spent at Damang during the quarter leaving US$46m to be spent over the remainder of 2019 (predominantly in Q2 2019).
A total of 2,352m of Resource infill drilling was completed at
Amoanda during the quarter with 9,316m planned for Q2 2019 in order to define the further extent of the orebody, which is open to the North.

Gruyere
Gruyere remains on target for first gold production in the June 2019 quarter and within the previously announced total cost estimate of
A$621m (100% basis). Construction of the Gruyere processing
plant is nearing completion (at 97%) with finishing works in progress across site and progressive handover to commissioning.
Mining scaled up to double shift operations in January, as
scheduled, with total mining movement tracking ahead of plan.
Approximately 800,000 tonnes (100% basis) of ore have been
mined and stockpiled in preparation for the plant start-up.

Gold Fields 2019 Operating Update March Quarter
Outlook for 2019 unchanged
As previously guided, Gold Fields expects an increase of 4% – 7%
in attributable equivalent gold production in 2019 to 2.13Moz –
2.18Moz. AISC is expected to be between US$980/oz and
US$995/oz and AIC between US$1,075/oz – US$1,095/oz. The
year will however, be one of two halves, with both production and cash-flow being weighted to H2 2019.
Eskom power shortage
South Deep has developed a short, medium and long term
response to the power shortage being experienced in the country.
In the short term, the mine is campaign milling and hoisting, and is making use of emergency generators as a contributor to baseload
(total capacity of 14MW relative to required baseload of 60MW). In the medium term, the mine is looking to acquire additional diesel generators to boost its generating capacity. For the long term, the mine is considering a 40MW solar PV project which may be
undertaken in a phased approach of 10MW increments.
New lease standard
Gold Fields adopted IFRS 16 Leases (IFRS 16) which replaced the previous leases standard, IAS 17 Leases (IAS 17) on 1 January
2019. IFRS 16 has one model for leases which resulted in almost all leases being included on the statement of financial position.
Gold Fields recognised significant right of use assets representing its right to use the underlying assets and corresponding lease liabilities representing its obligation to make lease payments.

As a result of the adoption of IFRS 16, the classification and nature of expenses related to leases changed. Previously under IAS 17, the Group recognised operating lease expenses relating to the operations in cost of sales before amortisation and depreciation.
Under IFRS 16, the group recognises an amortisation and
depreciation charge for the right-of-use assets and a finance expense in respect of the lease liability. The adoption of IFRS 16 led to a reduction in Gold Fields operating cost and an increase in the amortisation and depreciation charge and finance expense.
There is no significant impact on the income statement as a result of the adoption of IFRS 16.

The adoption of IFRS 16 has no impact on the all-in-sustaining-
cost, all-in-costs and net cash flows of Gold Fields.

Nick Holland
Chief Executive Officer
25 April 2019

Gold Fields 2019 Operating Update March Quarter

SALIENT FEATURE AND COST BENCHMARKS (UNREVIEWED)
Figures are in millions
unless otherwise stated
United States Dollars
Total
Mine
Operations
Excluding
Equity
accounted
Joint Venture
South Africa
Region
West Africa
Region
South
America
Region
Ghana
Peru
South
Deep
Total Tarkwa Damang
Asanko*
45%
Cerro
Corona
Ore milled/treated March 2019 8,328 259 5,146 3,445 1,150 551 1,696
(000 tonnes) Dec 2018 8,014 159 4,986 3,457 972 557 1,602
March 2018 8,372 407 4,516 3,411 1,105 − 1,665
Yield March 2019 2.0 4.1 1.3 1.2 1.5 1.5 1.4
(grams per tonne) Dec 2018 1.8 2.1 1.2 1.2 1.3 1.5 1.8
March 2018 1.9 3.6 1.2 1.2 1.0 − 1.3
Gold produced March 2019 534.2 34.3 221.1 136.7 57.2 27.2 76.8
(000 managed equivalent ounces) Dec 2018 499.6 11.0
200.9
134.0 40.0 26.9 93.2
March 2018 507.1 47.7 167.2 131.2 36.0 − 68.7
Gold sold March 2019 526.1 31.6 217.9 136.7 57.2 24.0 79.6
(000 managed equivalent ounces) Dec 2018 497.1 16.3 201.9 134.0 40.0 27.8 87.4
March 2018 511.2 53.9 167.2 131.2 36.0 − 65.2
Cost of sales before amortisation March 2019 (336.7) (52.3)
(122.5)
(70.7) (28.4)
− (42.4)
and depreciation Dec 2018 (348.4) (52.0) (139.1) (82.6) (32.6) − (38.4)
(million) March 2018 (340.4) (79.2) (105.4) (76.7) (28.7) − (38.0)
Cost of sales before gold inventory March 2019 41 217 27 23 29 − 25 change and amortisation and Dec 2018 43 267 30 25 40 − 27
depreciation (dollar per tonne) March 2018 43 190 23 22 27 − 24
Sustaining capital March 2019 (125.8) (9.3) (41.3) (38.6) (2.5) − (6.9)
(million) Dec 2018 (129.8) (10.8) (42.1) (34.2) (3.4) − (12.6)
March 2018 (118.4) (8.1) (42.2) (39.2) (3.0) − (2.9)
Non-sustaining capital March 2019 (46.0) – (24.4) –
(22.5)#
− −
(million) Dec 2018 (29.0) (1.3) (32.2) –
(27.7)#
− −
March 2018
(38.6) (4.8) (33.8) −
(33.8)#
− −
Total capital expenditure March 2019 (171.8) (9.3)
(65.7)
(38.6) (25.0) − (6.9)
(million) Dec 2018
(158.8) (12.1) (74.2) (34.2) (31.1) − (12.6)
March 2018 (157.0) (12.9) (75.9) (39.3) (36.7) − (2.9)
All-in-sustaining costs March 2019 946 1,992 869 922 633 − 203
(dollar per ounce) Dec 2018 1,003 3,906 951 924 937 − 252
March 2018
938 1,666
952 952 951 − 75
Total all-in-cost March 2019 1,040 1,992 983 922 1,027 − 203
(dollar per ounce) Dec 2018 1,064 3,986 1,105 924 1,601 − 252
March 2018 1,022 1,755 1,163 952 1,934 − 75
United States Dollars Australian Dollars
South African
Rand
Australia
Region
Australia
Region
South Africa
Region
Australia Australia
Total St Ives
Agnew/
Lawlers
Granny
Smith
Total St Ives
Agnew/
Lawlers
Granny
Smith
South
Deep
Operating Results
Ore milled/treated March 2019
1,778 1,099 281 398 1,778             1,099 281 398 259
(000 tonnes) Dec 2018
1,824 1,081 280 463 1,824             1,081 280 463 159
March 2018
1,785 1,073 283 429 1,785             1,073 283 429 407
Yield March 2019
4.0 2.9 6.3 5.4    4.0                  2.9                    6.3                5.4
4.1
(grams per tonne) Dec 2018
3.8 2.5 6.9 4.8    3.8                  2.5                    6.9                4.8 2.1
March 2018
3.9 2.8 6.4 5.1    3.9                  2.8                    6.6                 5.1 3.6
Gold produced March 2019
229.2 103.0 56.9 69.3 229.2             103.0                  56.9               69.3 1,069
(000 managed equivalent ounces) Dec 2018
221.3   87.9 62.4 71.0 221.3               87.9                  62.4               71.0 343
March 2018
223.6   95.2 58.6 69.8 223.6               95.2                  58.6               69.8 1,485
Gold sold March 2019
221.0   92.9 59.0 69.1 221.0               92.9                  59.0               69.1 982
(000 managed equivalent ounces) Dec 2018
219.3   87.9 60.2 71.2 219.3               87.9                  60.2               71.2 508
March 2018
224.9   95.0 60.0 69.9 224.9               95.0                  60.0               69.9 1,675
Cost of sales before amortisation March 2019
(142.9) (61.7) (42.3) (38.9) (200.7)           (86.7)               (59.4)               (54.6) (734.1)
and depreciation Dec 2018
(142.8) (60.1) (39.2) (43.5) (198.1)           (82.8)               (54.7)               (60.6) (762.7)
(million) March 2018
(117.7) (30.4) (47.3) (40.1) (149.6)           (38.6)               (60.0)               (51.0) (951.5)
Cost of sales before gold inventory March 2019
73 47 137 98    103                 67                   193                  138 3,044
change and amortisation and Dec 2018
73                45 146                94    101                 62                  203                  130 4,797
depreciation (dollar per tonne) March 2018
76                48 150                 95     96                  61                   191                  121 2,277
Sustaining capital March 2019
(68.5) (24.9) (28.5) (15.1) (96.3)            (34.9)               (40.1)               (21.3) (130.8)
(million) Dec 2018
(68.7)            (33.8)                  (19.7)          (15.3) (95.9)            (46.9)               (27.4)               (21.6) (152.7)
March 2018
(65.2)            (30.1)                  (16.3)          (18.8) (82.8)            (38.3)               (20.7)               (23.8) (97.8)
Non-sustaining capital March 2019
(23.5)^                   −                          −                 − (33.0)^                    −                       −                     − −
(million) Dec 2018
−                  −                          −                 − −                    −                      −                      − (24.0)
March 2018
−                  −                          −                 − −                    −                      −                      − (57.8)
Total capital expenditure March 2019
(92.0)^            (24.9)                    (28.5)           (15.1) (129.3)             (34.9)              (40.1)                (21.3) (130.8)
(million) Dec 2018
(68.7)            (33.8)                   (19.7)           (15.3) (95.9)              (46.9)              (27.4)                (21.6) (176.7)
March 2018
(65.2)            (30.1)                   (16.3)           (18.8) (82.8)              (38.3)              (20.7)                (23.8) (155.6)
All-in-sustaining costs March 2019
1,031                988 1,253               857 1,449             1,387               1,760                1,204 900,408
(dollar per ounce) Dec 2018
1,003             1,109                 1,013               862 1,393             1,533               1,413                1,204 1,834,112
March 2018
861                686 1,103                890 1,094 873               1,402                1,131 643,021
Total all-in-cost March 2019
1,138                988 1,253                857 1,598             1,387               1,760                1,204 900,408
(dollar per ounce) Dec 2018
1,003             1,109                 1,013               862 1,393             1,533               1,413                1,204 1,881,395
March 2018
861                686 1,103                890 1,094 873               1,402                1,131 677,495
Average exchange rates were US$1 = R14.04, US$1 = R14.27 and US$1 = R12.01 for the March 2019, December 2018 and March 2018 quarters, respectively.
The Australian/US dollar exchange rates were A$1 = US$0.71, A$1 = US$0.72 and A$1 = US$0.79 for the March 2019, December 2018 and March 2018 quarters, respectively.
Figures may not add as they are rounded independently.
#
Relates to non-sustaining capital expenditure for Damang re-investment project.
* Equity accounted Joint Venture. All cost information excluded as equity accounted Joint Venture Asanko quarterly results only published on 7 May 2019.
^ Includes non-sustaining capital expenditure for Gruyere Gold mine project of US$23.5 million (A$33.0 million).

Gold Fields 2019 Operating Update March Quarter
Review of Operations (Unreviewed)

Quarter ended 31 March 2019 compared
with quarter ended 31 December 2018
South Africa region
South Deep Project
March
2019
Dec
2018
Gold produced
000’oz
34.3
11.0
kg
1,069
343
Gold sold
000’oz
31.6
16.3
kg
982
508
Yield – underground reef
g/t
6.34
5.30
AISC
R/kg
900,408
1,834,112
US$/oz
1,992
3,906
AIC
R/kg
900,408
1,881,395
US$/oz
1,992
3,986

The December quarter was impacted by a strike which materially reduced production and increased costs in that quarter.
Thankfully the strike was settled on 18 December 2018.

Gold production increased by 212 per cent from 343 kilograms
(11,019 ounces) in the December quarter to 1,069 kilograms
(34,353 ounces) in the March quarter, the focus was on changing historical behaviours and on starting the journey to entrench Gold
Fields values and new way of doing business. The production was in line with the plan underpinning the guidance for the year despite the load curtailment implemented by Eskom. Most of January was dedicated to making safe and retraining people.

Total underground tonnes mined increased by 168 per cent from
79,000 tonnes in the December quarter to 211,600 tonnes in the
March quarter. Ore tonnes mined increased by 184 per cent from
62,000 tonnes to 176,000 tonnes, while underground waste mined increased by 109 per cent from 17,000 tonnes to 35,600 tonnes.
Access development in the reef areas increased by 151 per cent from 11,800 tonnes to 29,600 tonnes. Underground reef grade
mined increased by 34 per cent from 4.67 grams per tonne to 6.24 grams per tonne due to an increase in longhole stoping and
benching grade from 4.78 grams per tonne in the December
quarter to 7.34 grams per tonne in the March quarter as a result of higher stoping tonnes from higher grade corridors. Total gold mined from underground increased by 293 per cent from 280
kilograms (9,000 ounces) in the December quarter to 1,099
kilograms (35,300 ounces) in the March quarter.

Total tonnes milled increased by 63 per cent from 159,000 tonnes in the December quarter to 258,800 tonnes in the March quarter.
Reef yield increased by 20 per cent from 5.30 grams per tonne to
6.34 grams per tonne in line with the higher reef grade.

Surface tailings material treated decreased by 15 per cent from
70,000 tonnes to 59,600 tonnes.

Gold recovered from underground amounted to 1,055 kilograms
(33,900 ounces) and together with 14 kilograms (445 ounces)
recovered from the treatment of surface material, resulted in gold produced of 1,069 kilograms (34,300 ounces).

Destress mining increased by 193 per cent from 1,323 square
metres in the December quarter to 3,881 square metres in the
March quarter. We decided to apply shotcrete in destress areas based on empirical data and recommendation from the
Geotechnical review board (GRB). This will reduce rehabilitation.
Cycle times will be initially affected but should normalise in time.
Costs can be managed and should be offset with less
rehabilitation.

Longhole stoping increased by 245 per cent from 29,700 tonnes to 102,500 tonnes. Development increased by 152 per cent from
452 metres in the December quarter to 1,139 metres in the March quarter. Development in the current mine areas increased by 111 per cent from 217 metres in the December quarter to 458 metres in the March quarter. Development North of Wrench increased by
190 per cent from 235 metres in the December quarter to 681
metres in the March quarter.

The current mine contributed 55 per cent of the total ore tonnes in the March quarter compared with 69 per cent of the total ore tonnes in the December quarter. The North of Wrench contributed
31 per cent of the total ore tonnes in the December quarter
compared with 45 per cent in the March quarter. The tonnage
contribution from longhole stoping increased by 3 per cent from
45 per cent in the December quarter to 48 per cent in the March quarter.

Cost of sales before amortisation and depreciation decreased by
4 per cent from R763 million (US$52 million) to R734 million
(US$52 million). Cost of sales before gold inventory change and amortisation and depreciation increased from R638 million (US$43 million) in the December quarter to R788 million (US$56 million) in the March quarter mainly due to higher salaries and wages due to increases, increased utilities and contractors and consumable costs in the March quarter due to increased production. This was partially offset by a gold-in-process credit to cost of R54 million
(US$4 million) in the March quarter compared with a charge to cost of R125 million (US$9 million) in the December quarter.

Capital expenditure decreased by 26 per cent from R177 million
(US$12 million) in the December quarter to R131 million (US$9 million) in the March quarter.

Sustaining capital expenditure decreased by 14 per cent from
R153 million (US$11 million) in the December quarter to R131 million (US$9 million) in the March quarter due to a decrease in major component and rebuild costs for the mine’s fleet, partially offset by an increase in support costs. Non-sustaining capital expenditure decreased by 100 per cent from R24 million (US$1 million) to Rnil million (US$nil million) due to the suspension of new mine development as planned.

All-in sustaining costs decreased by 51 per cent from R1,834,112 per kilogram (US$3,906 per ounce) in the December quarter to
R900,408 per kilogram (US$1,992 per ounce) in the March quarter mainly due to higher gold sold, lower sustaining capital
expenditure and lower cost of sales before amortisation and
depreciation.

Total all-in cost decreased by 52 per cent from R1,881,395 per kilogram (US$3,986 per ounce) in the December quarter to
R900,408 per kilogram (US$1,992 per ounce) in the March quarter due to the same reasons as for all-in sustaining costs, as well as lower non-sustaining capital expenditure.

Gold Fields 2019 Operating Update March Quarter

West Africa region
Ghana
Tarkwa
March
2019
Dec
2018
Gold produced
000’oz
136.7
134.0
Gold sold
000’oz
136.7
134.0
Yield
g/t
1.23
1.21
AISC and AIC
US$/oz
922
924

Gold production increased by 2 per cent from 134,000 ounces in the December quarter to 136,700 ounces in the March quarter
mainly due to improved head grade and plant recovery.

Total tonnes mined, including capital waste stripping, increased by 11 per cent from 22.5 million tonnes in the December quarter to 25.0 million tonnes in the March quarter due to improved
contractor fleet performance. Ore tonnes mined increased by 3 per cent from 4.0 million tonnes to 4.1 million tonnes due to increased mining volumes in line with the mining plan.

Operational waste tonnes mined increased by 20 per cent from 7.5 million tonnes to 9.0 million tonnes due to higher operational waste stripping required to expose ore at the Akontansi pit in line with the mining plan. Capital waste tonnes mined increased by 8 per cent from 11.0 million tonnes to 11.9 million tonnes. Mined grade increased by 1 per cent from 1.23 grams per tonne to 1.24 grams per tonne. Gold mined increased by 3 per cent from 157,200
ounces to 161,900 ounces as a result of increased ore tonnes mined. The strip ratio increased from 4.7 to 5.2.

The CIL plant throughput decreased marginally from 3.5 million tonnes to 3.4 million tonnes Yield increased by 2 per cent from
1.21 grams per tonne to 1.23 grams per tonne mainly due to higher grade ore mined and processed and improved plant recovery.

Cost of sales before amortisation and depreciation decreased by
14 per cent from US$83 million to US$71 million mainly due to a gold-in-process credit to cost of US$9 million in the March quarter compared with US$4 million in the December quarter.

Capital expenditure increased by 15 per cent from US$34 million to US$39 million due to higher capital waste stripping.

All-in sustaining costs and total all-in cost decreased marginally from US$924 per ounce in the December quarter to US$922 per
ounce in the March quarter due to higher gold sold and lower cost of sales before amortisation and depreciation partially offset by higher capital expenditure.

Damang
March
2019
Dec
2018
Gold produced
000’oz
57.2
40.0
Gold sold
000’oz
57.2
40.0
Yield
g/t
1.54
1.28
AISC
US$/oz
633
937
AIC
US$/oz
1,027
1,601

Gold production increased by 43 per cent from 40,000 ounces in the December quarter to 57,200 ounces in the March quarter
mainly due to higher yield and tonnes processed. The December quarter included a 16 day planned plant shutdown to replace the
SAG mill shell.

Total tonnes mined, including capital stripping, decreased by 18 per cent from 10.6 million tonnes in the December quarter to 8.7 million tonnes in the March quarter due to the reduction in the
2019 planned tonnes in line with the mining sequence and as
Amoanda will cease mining as from June 2019.

Ore tonnes mined, decreased by 5 per cent from 1.43 million
tonnes in the December quarter to 1.36 million tonnes in the March quarter. Total waste tonnes mined decreased by 21 per cent from
9.2 million tonnes to 7.3 million tonnes in line with the operational plan. Capital waste tonnes included in total waste tonnes
decreased by 13 per cent from 6.8 million tonnes to 5.9 million tonnes in line with the 2019 plan. Operational waste tonnes mined decreased by 42 per cent from 2.4 million tonnes to 1.4 million tonnes in line with the operational plan. In the March quarter total tonnes mined at Amoanda pit were 0.9 million tonnes, at Saddle
1.8 million tonnes and at DPCB 6.0 million tonnes.

Head grade mined increased by 6 per cent from 1.50 grams per tonne to 1.59 grams per tonne due to higher grade mined at the
Saddle pit. Gold mined increased by 1 per cent from 68,800
ounces to 69,400 ounces. The strip ratio decreased from 6.4 to
5.4 due to lower strip ratio areas at the Saddle and Amoanda pits.

Tonnes processed increased by 19 per cent from 0.97 million
tonnes in the December quarter to 1.15 million tonnes in the March quarter due to higher plant overall equipment availability and ongoing mill optimisation work. Yield increased by 20 per cent from 1.28 grams per tonne to 1.54 grams per tonne due to higher feed grade and improved recovery. In the March quarter, tonnes milled were sourced as follows: 0.96 million tonnes at 1.65 grams per tonne from the pits and 0.19 million tonnes at 2.07 grams per tonne from high grades stockpiled in the December quarter during the SAG mill shell replacement. This compared with 0.84 million tonnes at 1.44 grams per tonne from the pits and 0.13 million tonnes at 1.03 grams per tonne from stockpiles in the December quarter.

Cost of sales before amortisation and depreciation decreased by
15 per cent from US$33 million in the December quarter to US$28 million in the March quarter, mainly due to lower operational waste tonnes mined.

Capital expenditure decreased by 19 from US$31 million
in the December quarter to US$25 million in the March quarter as a result of lower capital waste tonnes mined and additional costs incurred on the Far East Tailings Storage Facility (FETSF) and
Amoanda Tomento scout drilling in the December quarter
.

Sustaining capital expenditure decreased by 33 from
US$3 million to US$2 million. Non-sustaining capital expenditure decreased by 18 per cent from US$28 million to US$23 million mainly due to lower capital waste mined (5.9 million tonnes in the
March quarter compared with 6.8 million tonnes mined in the
December quarter).

All-in sustaining costs decreased by 32 per cent from US$937 per ounce in the December quarter to US$633 per ounce in the March quarter mainly due to higher gold sold and lower cost of sales before amortisation and depreciation.

All-in costs decreased by 36 per cent from US$1,601 per ounce in the December quarter to US$1,027 per ounce in the March quarter due to the same reasons above, as well as lower non-sustaining capital expenditure.

At the end of the March 2019 quarter, and 27 months into the
Damang Reinvestment Project (DRP), total material mined
amounted to 94 million tonnes, 21 per cent ahead of the project schedule. Gold produced during the same period was 381,500

Gold Fields 2019 Operating Update March Quarter
ounces, 34 per cent above the DRP ounces of 285,152. The
additional ounces mined is due to incremental growth from
Amoanda pit not factored into the original DRP. The project
capital spent to date is US$294 million versus the original DRP budget to date of US$249 million, largely driven by the additional capital waste tonnes mined.

Asanko (Equity accounted Joint Venture)
March
2019
Dec
2018
Gold produced 000’oz 60.4 59.8
Gold sold 000’oz 53.4 61.8
Yield g/t 1.47 1.46

Gold production increased by 1 per cent from 59,800 ounces in the December quarter to 60,400 ounces in the March quarter.

Total tonnes mined decreased by 16 per cent from 9.8 million tonnes in the December quarter to 8.1 million tonnes in the March quarter. Ore tonnes mined increased by 7 per cent from 1.4 million tonnes in the December quarter to 1.5 million tonnes in the March quarter. Head grade mined decreased by 5 per cent from 1.51
grams per tonne in the December quarter to 1.43 grams per tonne in the March quarter.

Total waste tonnes mined decreased by 21 per cent from 8.4
million tonnes in the December quarter to 6.6 million tonnes in the
March quarter. The strip ratio decreased by 28 per cent from 6.1 in the December quarter to 4.4 in the March quarter.

The plant throughput was similar at 1.2 million tonnes. Yield increased marginally from 1.46 grams per tonne in the December quarter to 1.47 grams per tonne in the March quarter.

Gold Fields’ 45 per cent share of gold produced and gold sold amounted to 27,200 ounces and 24,000 ounces for the March
quarter, respectively and 26,900 ounces and 27,800 ounces,
respectively, for the December quarter.

All cost information excluded as Asanko quarter results only published on 7 May 2019.
South America region
Peru
Cerro Corona
March
2019
Dec
2018
Gold produced 000’oz 39.9 48.4
Copper produced tonnes 7,764 8,849
Total equivalent gold produced 000’eq oz 76.8 93.2
Total equivalent gold sold 000’eq oz 79.6 87.4
Yield – gold g/t 0.76 0.98
– copper per cent 0.48 0.58
– combined eq g/t 1.41 1.81
AISC and AIC US$/oz 203 252
AISC and AIC US$/eq oz 677 649
Gold price* US$/oz 1,301 1,223
Copper price* US$/t 6,184 6,189
*
Average daily spot price for the period used to calculate total equivalent gold ounces produced.

Gold production decreased by 18 per cent from 48,400 ounces in the December quarter to 39,900 ounces in the March quarter due to lower grades mined and processed. Copper production
decreased by 12 per cent from 8,849 tonnes to 7,764 tonnes due to lower grade mined and processed. Equivalent gold production decreased by 18 per cent from 93,200 ounces to 76,800 ounces mainly due to lower grade processed in line with the mining
sequence and the lower price factor used for equivalent ounce conversion.

Gold head grade decreased by 16 per cent from 1.35 grams per tonne to 1.13 grams per tonne and gold recoveries decreased
from 68.3 per cent to 67.3 per cent, in line with the mining sequence and due to the arsenic content which is localised and not significant in the context of the total ore body. Copper head grade decreased by 10 per cent from 0.60 per cent to 0.54 per cent in line with the mining sequence and copper recoveries
decreased from 90.3 per cent to 89.0 per cent. Gold yield
decreased by 22 per cent from 0.98 grams per tonne to 0.76
grams per tonne due to lower head grade and recovery. Copper yield decreased by 17 per cent from 0.58 per cent to 0.48 per cent due to lower head grade and recovery.

In the March quarter, concentrate with a payable content of 41,413 ounces of gold was sold at an average price of US$1,296 per
ounce and 7,852 tonnes of copper was sold at an average price of
US$5,604 per tonne, net of treatment and refining charges. This compared with 45,494 ounces of gold that was sold at an average price of US$1,227 per ounce and 8,369 tonnes of copper that was sold at an average price of US$5,426 per tonne, net of treatment and refining charges, in the December quarter.

Total tonnes mined increased by 2 per cent from 5.25 million tonnes in the December quarter to 5.37 million tonnes in the March quarter mainly due to higher ore mined in line with the mining sequence and higher efficiency of the new mining contractor. Ore mined increased by 5 per cent from 1.82 million tonnes to 1.92 million tonnes. Operational waste tonnes mined increased
marginally from 3.43 million tonnes to 3.45 million tonnes in line with the mining plan. The strip ratio decreased from 1.89 to 1.80.

Ore processed increased by 6 per cent from 1.60 million tonnes to
1.70 million tonnes due to higher plant throughput in the March quarter (823 tonnes per hour in the March quarter versus 793 tonnes per hour in the December quarter), due to ore
characteristics and appropriate blending.

Cost of sales before amortisation and depreciation increased by
10 per cent from US$38 million to US$42 million mainly due to a
US$1 million gold-in-process charge to cost in the March quarter compared with US$5 million gold-in-process credit to cost in the
December quarter as a result of an increase in stockpiles in the
December quarter.

Capital expenditure decreased by 46 per cent from US$13 million to US$7 million due to a decrease in construction activities at the tailings dam and waste storage facilities during the rainy season.

All-in sustaining costs and total all-in cost per gold ounce decreased by 19 per cent from US$252 per ounce in the
December quarter to US$203 per ounce in the March quarter
mainly due to lower capital expenditure, partially offset by higher cost of sales before amortisation and depreciation and lower gold sold. All-in sustaining costs and total all-in cost per equivalent ounce increased by 4 per cent from US$649 per equivalent ounce to US$677 per equivalent ounce due to higher cost of sales before amortisation and depreciation and lower equivalent ounces sold, partially offset by lower capital expenditure.

Gold Fields 2019 Operating Update March Quarter

Australia region
St Ives
March
2019
Dec
2018
Gold produced
000’oz
103.0
87.9
Gold sold
000’oz
92.9
87.9
Yield
– underground
g/t
4.34
3.63
– surface
g/t
2.19
2.13
– combined
g/t
2.92
2.53
AISC and AIC
A$/oz
1,387
1,533
US$/oz
988
1,109

Gold production, increased by 17 per cent from 87,900 ounces in the December quarter to 103,000 ounces in the March quarter due to increased ore tonnes mined with less reliance on stockpiled material.

Total ore tonnes mined increased by 83 per cent from 0.6 million tonnes in the December quarter 1.1 million tonnes in the March quarter.

Total underground ore tonnes mined increased by 3 per cent from
323,200 tonnes in the December quarter to 334,500 tonnes in the
March quarter. Gold mined from underground operations
increased by 21 per cent from 39,100 ounces in the December
quarter to 47,500 ounces in the March quarter.

At the Hamlet underground operation, mining of the main ore body is decelerating with mine activities to be concluded by the end of
2019. Simultaneously the Hamlet North ore body is being
developed with first ore expected during the first half of 2020. Ore tonnes mined at Hamlet decreased by 65 per cent from 73,800
tonnes in the December quarter to 25,700 tonnes in the March quarter. Head grade decreased by 18 per cent from 3.76 grams per tonne to 3.09 grams per tonne due to mine sequence and
resultant gold mined decreased by 71 per cent from 8,900 ounces to 2,600 ounces.

Operations at the Invincible underground mine are approaching steady state. Ore tonnes mined decreased by 2 per cent from
249,400 tonnes in the December quarter to 244,800 tonnes in the
March quarter. Head grade mined during the March quarter
increased by 34 per cent from 3.76 grams per tonne to 5.05 grams per tonne due to mining of high grade stopes in the Drake zone, as per the mine plan. Gold mined from Invincible underground increased by 31 per cent from 30,200 ounces to 39,700 ounces.

Remnant mining of lower levels at the Cave Rocks underground mine commenced during the quarter, with 64,000 tonnes mined at
2.53 grams per tonne, yielding 5,200 ounces. The crown pillar extraction of Cave Rocks is planned for the second half of 2019.

Total tonnes mined at the open pits, increased by 9 per cent from
3.3 million tonnes in the December quarter to 3.6 million tonnes in the March quarter.

At the open pit operations, ore tonnes mined increased by 167 per cent from 0.3 million tonnes in the December quarter to 0.8 million tonnes in the March quarter. Ore was sourced from Neptune and
Invincible open pits in the March quarter compared with Neptune open pit the only source of ore in the December quarter.

Grade mined from open pits, increased by 24 per cent from 1.40 grams per tonne to 1.73 grams per tonne reflecting the higher grade ore mined from Invincible pit in the March quarter
Gold mined from the open pits increased by 219 per cent from 13,100 ounces to 41,800 ounces. In the March quarter, tonnes mined
were sourced as follows: 0.5 million tonnes at 1.48 grams per tonne from Neptune and 0.3 million tonnes at 2.09 grams per
tonne from Invincible. This compared with 0.3 million tonnes at
1.40 grams per tonne from Neptune and nil from Invincible in the
December quarter.

Operational waste tonnes mined increased by 120 per cent from
0.5 million tonnes in the December quarter to 1.1 million tonnes in the March quarter and capital waste tonnes mined decreased by
32 per cent from 2.5 million tonnes to 1.7 million tonnes. The increase in operational waste tonnes mined was due to mining of
Invincible stage 6 in the March quarter. The decrease in capital waste tonnes was due to a reduction in pre-strip mining at
Neptune stage 5 in the March quarter. The strip ratio decreased from 10.6 to 3.8 driven by lower pre strip activity at Neptune.

Ounces mined at the total St Ives complex increased by 71 per cent from 52,200 ounces in the December quarter to 89,300
ounces in the March quarter due to an 83 per cent increase in overall ore tonnes mined which increased from 0.6 million tonnes in the December quarter to 1.1 million tonnes in the March quarter.
The difference between ounces mined and ounces produced in
both quarters is due to the drawdown from stockpiles being
partially offset by plant recoveries.

At the end of the March quarter, stockpiled Neptune high-grade oxide material amounted to 27,300 ounces (563,000 tonnes at
1.51 grams per tonne), Invincible amounted to 5,400 ounces
(93,000 tonnes at 1.79 grams per tonne) and A5 amounted to
7,800 ounces (174,000 tonnes at 1.41 grams per tonne).
This compared with Neptune high-grade oxide material which
amounted to 47,700 ounces (763,100 tonnes at 1.94 grams per
tonne), Invincible amounted to 100 ounces (2,000 tonnes at 1.94 grams per tonne) and A5 amounted to 7,900 ounces (174,000
tonnes at 1.41 grams per tonne) at the end of the December
quarter Currently, Lefroy mill can only sustain a 25 per cent oxide material blend. The excess Neptune oxide material is stockpiled and fed to the mill so as to maintain the optimum blend.

Throughput at the Lefroy mill increased by 2 per cent from 1.08 million tonnes in the December quarter to 1.10 million tonnes in the March quarter. Yield increased by 15 per cent from 2.53 grams per tonne to 2.92 grams per tonne due to increased ore tonnes mined and processed with less reliance on stockpiled material.

Cost of sales before amortisation and depreciation increased by 5 per cent from A$83 million (US$60 million) to A$87 million (US$62 million) mainly due to an increase in mining costs of A$5 million
(US$3 million), in line with the increase in operational mining and reduction in pre-stripping activities in the March quarter. The gold inventory charge to costs of A$13 million (US$10 million) in the
March quarter compared with A$16 million (US$12 million) in the
December quarter.

Capital expenditure decreased by 26 per cent from A$47 million
(US$34 million) to A$35 million (US$25 million) due to lower pre-
strip mining at the open pits and lower infrastructure spend following the completion of infrastructure fit-out at the Invincible underground mine in the December quarter.

All-in sustaining costs and total all-in cost decreased by 10 per cent from A$1,533 per ounce (US$1,109 per ounce) in the
December quarter to A$1,387 per ounce (US$988 per ounce) in
the March quarter due to lower capital expenditure and increased gold sold, partially offset by higher cost of sales before
amortisation and depreciation.

Gold Fields 2019 Operating Update March Quarter
Agnew
March
2019
Dec
2018
Gold produced
000’oz
56.9
62.4
Gold sold
000’oz
59.0
60.2
Yield
g/t
6.30
6.93
AISC and AIC
A$/oz
1,760
1,413
US$/oz
1,253
1,013

Gold production decreased by 9 per cent from 62,400 ounces in the December quarter to 56,900 ounces in the March quarter
mainly due to lower grades mined and processed.

Ore mined from underground decreased by 2 per cent from
297,400 tonnes in the December quarter to 291,700 tonnes in the
March quarter. Head grade mined decreased by 7 per cent from
6.49 grams per tonnes to 6.04 grams per tonne due to lower grade stopes mined at both Waroonga (FBH) and New Holland (Sheba)
in the March quarter as per the mine plan. Gold mined decreased by 9 per cent from 62,000 ounces in the December quarter to
56,600 ounces in the March quarter. In the March quarter tonnes mined were sourced as follows: 160,200 tonnes at 7.4 grams per tonne from Waroonga and 131,500 tonnes at 4.4 grams per tonne from New Holland. This compared with 153,800 tonnes at 8.2
grams per tonne from Waroonga and 143,600 tonnes at 4.6 grams per tonne from New Holland in the December quarter.

Tonnes processed increased marginally from 279,800 tonnes in the December quarter to 281,000 tonnes in the March quarter
The combined yield decreased by 9 per cent from 6.93 grams per tonne to 6.30 grams per tonne
.

Cost of sales before amortisation and depreciation increased by 7 per cent from A$55 million (US$39 million) in the December quarter to A$59 million (US$42 million) in the March quarter. The increase was due to a gold inventory charge to costs of A$5 million (US$4 million) in the March quarter compared with a credit of A$2 million
(US$2 million) in the December quarter, partially offset by lower mining cost of A$3 million (US$2 million) as a result of lower operational development in the March quarter.

Capital expenditure increased by 48 per cent from A$27 million
(US$20 million) to A$40 million (US$29 million) mainly due to increased expenditure on a new accommodation village in the
March quarter.

All-in sustaining costs and total all-in cost increased by 25 per cent from A$1,413 per ounce (US$1,013 per ounce) in the December
quarter to A$1,760 per ounce (US$1,253 per ounce) in the March quarter due to higher cost of sales before amortisation and
depreciation and higher capital expenditure as well as lower gold sold.

Granny Smith
March
2019
Dec
2018
Gold produced
000’oz
69.3               71.0
Gold sold
000’oz
69.1                71.2
Yield
g/t
5.42                 4.77
AISC and AIC
A$/oz
1,204               1,204
US$/oz
857                862

Gold production decreased by 2 per cent from 71,000 ounces in the December quarter to 69,300 ounces in the March quarter
mainly due to lower tonnes processed.

Ore mined from underground decreased by 14 per cent from
461,900 tonnes to 398,400 tonnes due to a decrease in production stoping fronts as a result of the geotechnically controlled mining sequence. The impact of these mining sequence changes was
accounted for in the 2019 guidance. Head grade mined increased by 12 per cent from 5.15 grams per tonne in the December quarter to 5.76 grams per tonne in the March quarter in line with the mining sequence. As a result, overall ounces mined decreased by 4 per cent from 76,500 ounces in the December quarter to 73,800
ounces in the March quarter.

Tonnes processed decreased by 14 per cent from 463,000 tonnes in the December quarter to 398,100 tonnes in the March quarter due to lower ore mined. The yield increased by 14 per cent from
4.77 grams per tonne to 5.42 grams per tonne due to higher head grade mined.

Cost of sales before amortisation and depreciation decreased by
10 per cent from A$61 million (US$44 million) in the December quarter to A$55 million (US$39 million) in the March quarter mainly due to a decrease in mining costs as a result of decreased ore mined.

Capital expenditure was similar at A$21 million (US$15 million).

All-in sustaining costs and total all-in cost were similar at A$1,204 per ounce (US$857 per ounce).

Gruyere

First gold remains scheduled for the June 2019 quarter, in line with the guidance issued in April 2018. The final forecast capital (FFC)
cost estimate remains at A$621 million (level of accuracy range +
2 per cent/-2 per cent) as reported by the joint venture partners on
30 July 2018.

In accordance with the Joint Venture agreement entered into at the time of the acquisition, Gold Fields will fund up to 10 per cent of costs overruns, excluding scope changes and force majeure costs. This translates to approximately A$51 million.
Consequently, Gold Fields share of the FFC is A$337 million with
A$264 million having been incurred up to the end of March 2019.
As at end March 2019, overall project construction and
commissioning was 96.2 per cent complete, with EPC
construction and commissioning (process plant and associated infrastructure) 93.9 per cent complete.

Mining activity is well under way with a further 3.5 million tonnes of waste cleared during the quarter. First ore was mined during the March quarter with 0.8 million tonnes of ore at 0.8 grams per tonne stockpiled for processing in subsequent quarters.

Gold Fields 2019 Operating Update March Quarter

UNDERGROUND AND SURFACE (UNREVIEWED)
United States Dollars
Imperial ounces with
metric tonnes and grade
Total Mine
Operations
Including
Equity
accounted
Joint
Venture
South
Africa
Region
West
Africa
Region
South
America
Region
Australia
Region
Ghana Peru Australia
South
Deep
Total Tarkwa Damang
Asanko
#
45%
Cerro
Corona
Total St Ives
Agnew/
Lawlers
Granny
Smith Gruyere
Tonnes mined March 2019 1,201 176 – – – – – 1,025 335 292 398 –
(000 tonnes)* Dec 2018 1,144 62 – – – – – 1,082 323 297 462 –
– underground ore March 2018
1,088 255
– – – – – 833 131 293 409 –
March 2019 36 36 – – – – – – – – – –
– underground waste Dec 2018 17 17 – – – – – – – – – –
March 2018
58 58
– – – – – – – – – –
March 2019
9,151 – 6,097 4,062 1,358 677 1,921 1,133 752 – – 381
– surface ore Dec 2018
8,113 –
6,005 3,963 1,427 616
1,819 289 289 – – –
March 2018
7,581 –
4,271 3,563 707 – 1,675 1,635 1,635 – – –
March 2019
10,388 212
6,097 4,062 1,358 677
1,921 2,158 1,087 292 398 381
– total Dec 2018
9,274 79
6,005 3,963 1,427 616
1,819 1,371 611 297 462 –
March 2018 8,727 313 4,271 3,563 707 – 1,675 2,468 1,767 293 409 –
Grade mined March 2019
5.5 6.2
– – – – – 5.4 4.4 6.0 5.8 –
(grams per tonne) Dec 2018
5.2 4.7
– – – – – 5.1 3.8 6.5 5.2 –
– underground ore March 2018 6.0 6.1 – – – – – 5.8 4.3 6.5 5.7 –
March 2019
– – – – – – – – – – – –
– underground waste Dec 2018 – – – – – – – – – – – –
March 2018
– – – – – – – – – – – –
March 2019 1.3 – 1.3 1.2 1.6 1.4 1.0 1.4 1.7 – – 0.8
– surface ore Dec 2018
1.4 – 1.2 1.2 1.5 1.5 1.4 1.4 1.4 – – –
March 2018
1.6 –
1.3 1.3 1.5 – 0.8 3.0 3.0 – – –
March 2019 1.8 5.2 1.3 1.2 1.6 1.4 1.0 3.3 2.6 6.0 5.8 0.8
– total Dec 2018
1.9 3.8
1.2 1.2 1.5 1.5
1.4 4.3 2.7 6.5 5.2 –
March 2018
2.2 5.0
1.3 1.3 1.5 – 0.8 4.0 3.1 6.5 5.7 –
Gold mined March 2019 213.2 35.3 – – – – – 177.9 47.5 56.6 73.8 –
(000 ounces)* Dec 2018
186.6 9.0
– – – –
–
177.6 39.1 62.0 76.5 –
– underground ore March 2018
203.0 48.4
– – – – – 154.6 18.2 61.4 75.0 –
March 2019
– – – – – – – – – – – –
– underground waste Dec 2018
– –
– – – – – – – – – –
March 2018 – – – – – – – – – – – –
March 2019
377.7 –
262.4 161.9 69.4 31.1
64.2 51.1 41.8 – – 9.3
– surface ore Dec 2018
347.6 0.3
255.3 157.2 68.8 29.3
79.0 13.1 13.1 – – –
March 2018 385.7 – 180.8 146.1 34.7 – 44.6 160.2 160.2 – – –
March 2019
590.9 35.3
262.4 161.9 69.4 31.1
64.2 229.0 89.3 56.6 73.8 9.3
– total Dec 2018 534.2 9.3 255.3 157.2 68.8 29.3 79.0 190.7 52.2 62.0 76.5 –
March 2018
588.6 48.4 180.8 146.1 34.7 – 44.6 314.8 178.4 61.4 75.0 –
Ore milled/treated March 2019
1,214 166
– – – – – 1,048 369 281 398 –
(000 tonnes)* ^
Dec 2018
1,096 63
– – – – – 1,033 289 280 463 –
– underground ore March 2018 1,110 311 – – – – – 799 87 283 429 –
March 2019
33 33
– – – – – – – – – –
– underground waste ^ Dec 2018
26 26
– – – – – – – – – –
March 2018
32 32
– – – – – – – – – –
March 2019
7,632 60 5,146 3,445 1,150 551 1,696 730 730 – – –
– surface ore Dec 2018
7,449 70
4,986 3,457 972 557
1,602 792 792 – – –
March 2018 7,230 64 4,516 3,411 1,105 – 1,665 986 986 – – –
March 2019
8,879 259
5,146 3,445 1,150 551
1,696 1,778 1,099 281 398 –
– total Dec 2018
8,571 159
4,986 3,457 972 557
1,602 1,824 1,081 280 463 –
March 2018 8,372 407 4,516 3,411 1,105 – 1,665 1,785 1,073 283 429 –
Yield March 2019
5.4 6.3
– – – – – 5.3 4.3 6.3 5.4 –
(Grams per tonne) Dec 2018 5.1 5.3 – – – – – 5.0 3.6 7.0 4.9 –
– underground ore March 2018
5.0 4.7 – – – – – 5.3 3.2 6.4 5.1 –
March 2019
– –
– – – – – – – – – –
– underground waste Dec 2018 – – – – – – – – – – – –
March 2018
– –
– – – – – – – – – –
March 2019 1.4 0.2 1.3 1.2 1.5 1.5 1.4 2.2 2.2 – – –
– surface ore Dec 2018
1.3 0.1
1.2 1.2 1.3 1.5
1.8 2.1 2.1 – – –
March 2018
1.4 0.2
1.2 1.2 1.0 – 1.3 2.7 2.7 – – –
March 2019
2.0 4.1 1.3 1.2 1.5 1.5 1.4 4.0 2.9 6.3 5.4 –
– combined Dec 2018 1.8 2.1 1.2 1.2 1.3 1.5 1.8 3.8 2.5 6.9 4.8 –
March 2018
1.9 3.6
1.2 1.2 1.0 – 1.3 3.9 2.8 6.4 5.1 –
Gold produced March 2019
211.7 33.9 – – – – – 177.8 51.6 56.9 69.3 –
(000 ounces)* Dec 2018 177.7 10.7 – – – – – 167.0 33.6 62.4 71.0 –
– underground ore March 2018
184.7 47.4
– – – –
–
137.2 8.8 58.6 69.8 –
March 2019
– – – – – – – – – – – –
– underground waste Dec 2018 – – – – – – – – – – – –
March 2018 – – – – – – – – – – – –
March 2019
349.7 0.4
221.1 136.7 57.2 27.2
76.8 51.4 51.4 – – –
– surface ore Dec 2018 348.8 0.3 200.9 134.0 40.0 26.9 93.2 54.3 54.3 – – –
March 2018
322.6 0.3 167.2 131.2 36.0 – 68.7 86.4 86.4 – – –
March 2019
561.4 34.3
221.1 136.7 57.2 27.2
76.8 229.2 103.0 56.9 69.3 –
– total Dec 2018 526.5 11.0 200.9 134.0 40.0 26.9 93.2 221.3 87.9 62.4 71.0 –
March 2018
507.1 47.7
167.2 131.2 36.0 – 68.7 223.6 95.2 58.6 69.8 –
Cost of sales before gold
inventory change and
amortisation and
depreciation
March 2019 131 281 – – – – – 102 78 137 98 –
(dollar per tonne) Dec 2018 132 476 – – – – – 99 64 146 94 –
– underground March 2018
157 224 – – – – – 121 157 150 95 –
March 2019 27 3 27 23 29 – 25 32 32 – – –
– surface Dec 2018 30 3 30 25 40 – 27 37 37 –
– –
March 2018 25 3 23 22 27 – 24 39 39 – – –
March 2019 41 217 27 23 29 – 25 73 47 137 98 –
– total Dec 2018
43 267
30 25 40 – 27 73 45 146 94 –
March 2018 43 190 23 22 27 – 24 76 48 150 150 –
* Excludes surface material at South Deep.
#
Includes only 45 per cent of Asanko (Equity accounted Joint Venture).
^ Reef and ore milled were adjusted in 2018.

Gold Fields 2019 Operating Update March Quarter
CERTAIN FORWARD LOOKING STATEMENTS
This report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the
Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, with respect to Gold Fields’
financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. Such forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "plans", "anticipates", "aims", "continues", "expects",
"hopes", "may", "will", "would" or "could" or, in each case, their negative or other various or comparable terminology.

These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Gold
Fields, wherever they may occur in this report, are necessarily estimates reflecting the best judgement of the senior management of Gold
Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:
 ·  overall economic and business conditions in South Africa, Ghana, Australia, Peru and elsewhere;
 ·  changes in assumptions underlying Gold Fields’ mineral reserve estimates;
 ·  the ability of the Group to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions or joint ventures;
 ·  the ability of the Group to achieve anticipated efficiencies and other cost savings as a result of measures such as retrenchments;
 ·  the ability of the Group to achieve anticipated production cost estimates at existing operations, projects or joint ventures as outlined in this report or as otherwise disclosed;
 ·  the success of the Group’s business strategy, development activities and other initiatives;
 ·  the ability of the Group to comply with requirements that it operate in a sustainable manner and provide benefits to affected communities;
 ·  decreases in the market price of gold or copper;
 ·  the occurrence of hazards associated with underground and surface gold mining or contagious diseases at Gold Fields’ operations, projects or joint ventures;
 ·  the occurrence of work stoppages related to health and safety incidents at Gold Fields’ operations, projects or joint ventures;
 ·  the Group’s loss of senior management or inability to hire or retain employees;
 ·  fluctuations in exchange rates, currency devaluations and other macro-economic monetary policies;
 ·  ongoing or future labour disruptions and industrial actions at Gold Fields’ operations, projects or joint ventures;
 ·  power cost increases as well as power stoppages, fluctuations and usage constraints;
 ·  supply chain shortages and increases in the prices of production imports;
 ·  the ability to manage and maintain access to current and future sources of liquidity, capital and credit, including the terms and conditions of Gold Fields’ facilities and Gold Fields’ overall cost of funding;
 ·  the adequacy of the Group’s insurance coverage;
 ·  the manner, amount and timing of capital expenditures made by Gold Fields on both existing and new mines, mining projects, exploration project or other initiatives;
 ·  changes in relevant government regulations, particularly labour, environmental, tax, royalty, health and safety, water, regulations and potential new legislation affecting Gold Fields’ mining and mineral rights;
 ·  fraud, bribery or corruption at Gold Fields’ operations, projects or joint ventures that leads to censure, penalties or negative reputational impacts; and
 ·  political instability in South Africa, Ghana, Peru or regionally in Africa or South America.
Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

Gold Fields 2019 Operating Update March Quarter

ADMINISTRATION AND CORPORATE INFORMATION
Corporate Secretary
Lucy Mokoka
Tel: +27 11 562 9719
Fax: +27 11 562 9829
e-mail: lucy.mokoka@goldfields.com
Registered office
Johannesburg
Gold Fields Limited
150 Helen Road
Sandown
Sandton
2196

Postnet Suite 252
Private Bag X30500
Houghton
2041
Tel: +27 11 562 9700
Fax: +27 11 562 9829
Office of the United Kingdom secretaries
London
St James’s Corporate Services Limited
Suite 31, Second Floor
107 Cheapside
London
EC2V 6DN
United Kingdom
Tel: +44 20 7796 8644
Fax: +44 20 7796 8645
e-mail: general@corpserv.co.uk
American depository receipts transfer agent
Shareholder correspondence should be mailed to:
BNY Mellon Shareowner Services
P O Box 30170
College Station, TX 77842-3170

Overnight correspondence should be sent to:
BNY Mellon Shareowner Services
211 Quality Circle, Suite 210
College Station, TX 77845
e-mail: shrrelations@cpushareownerservices.com

Phone numbers
Tel: 888 269 2377 Domestic
Tel: 201 680 6825 Foreign
Sponsor
J.P. Morgan Equities South Africa (Pty) Ltd
Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN – ZAE 000018123
Investor enquiries
Avishkar Nagaser
Tel: +27 11 562 9775
Mobile: +27 82 312 8692
e-mail: avishkar.nagaser@goldfields.com

Thomas Mengel
Tel: +27 11 562 9849
Mobile: +27 72 493 5170
e-mail: thomas.mengel@goldfields.com
Media enquiries
Sven Lunsche
Tel: +27 11 562 9763
Mobile: +27 83 260 9279
e-mail: sven.lunsche@goldfields.com
Transfer secretaries
South Africa
Computershare Investor Services (Proprietary) Limited
Rosebank Towers
15 Biermann Avenue
Rosebank
Johannesburg
2196
P O Box 61051
Marshalltown
2107
Tel: +27 11 370 5000
Fax: +27 11 688 5248
United Kingdom
Link Asset Services
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Tel: 0871 664 0300
Calls cost 12p per minute plus your phone company's access
charge.
If you are outside the United Kingdom,
please call +44 371 664 0300.
Calls outside the United Kingdom will be charged at the
applicable international rate.
The helpline is open between 9:00am – 5:30pm. Monday to
Friday excluding public holidays in England and Wales.
e-mail:enquires@linkgroup.co.uk
Website
WWW.GOLDFIELDS.COM
Listings
JSE / NYSE / GFI
SWX: GOLI
CA Carolus° (
Chair
) RP Menell° (Deputy Chair) NJ Holland*•
(Chief Executive Officer) PA Schmidt• (Chief Financial Officer)
A Andani
#
° PJ Bacchus° TP Goodlace° C Lettonˆ° P Mahanyele-Dabengwa• SP Reidˆ° YGH Suleman°
ˆ Australian * British
#
Ghanaian
° Independent Director • Non-independent Director

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED

Dated: 25 April 2019
By:
/s/ Nicholas J. Holland
Name:
Nicholas J. Holland
Title:
Chief Executive Officer